UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

National Western Life Group, Inc.

(Name of Issuer)

Class A Common Stock ($0.01 par value)

(Title of Class of Securities)

638517102

(CUSIP Number)

January 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.  638517102

1.Names of Reporting Persons:    Moody RLM Jr Interests, Ltd

I.R.S. Identification Nos. of above persons (entities only):  85-0618122

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Citizenship or Place of Organization: Texas

Number of shares Beneficially owned By each reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 289,474
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 289,474

9.Aggregate Amount Beneficially Owned by Each Reporting Person: 289,474

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

11.Percent of Class Represented by Amount in Row (9):  8.42%

12.Type of Reporting Person (See Instructions): PN

[DUPLICATE THIS PAGE AS NECESSARY FOR MULTIPLE FILERS.]

CUSIP No.  638517102

5.Names of Reporting Persons:    Moody RLM Jr Management Company, LLC

I.R.S. Identification Nos. of above persons (entities only):  85-0634342

6.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

7.SEC Use Only

8.Citizenship or Place of Organization: Texas

Number of shares Beneficially owned By each reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 289,474
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 289,474

13.Aggregate Amount Beneficially Owned by Each Reporting Person: 289,474

14.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

15.Percent of Class Represented by Amount in Row (9):  8.42%

16.Type of Reporting Person (See Instructions): OO

[DUPLICATE THIS PAGE AS NECESSARY FOR MULTIPLE FILERS.]

CUSIP No.  638517102

9.Names of Reporting Persons:    Robert L. Moody, Jr.

I.R.S. Identification Nos. of above persons (entities only):  ###-##-####

10.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

11.SEC Use Only

12.Citizenship or Place of Organization: USA

Number of shares Beneficially owned By each reporting Person with:	5. Sole Voting Power: 0
6. Shared Voting Power: 298,390
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 298,390

17.Aggregate Amount Beneficially Owned by Each Reporting Person: 8,916

18.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [X ]

19.Percent of Class Represented by Amount in Row (9):  Less than 1%

20.Type of Reporting Person (See Instructions): IN

[DUPLICATE THIS PAGE AS NECESSARY FOR MULTIPLE FILERS.]

Item 1.

(a)  Name of Issuer    National Western Life Group, Inc.

(b)Address of Issuer’s Principal Executive Offices  10801 N. Mopac Expy, Bldg. 3

          Austin, TX 78759

Item 2.

(a)Name of Person Filing    Robert L. Moody, Jr.

(b)Address of Principal Business Office, or if None, Residence  2302 Post Office St.,

 Suite 601

 Galveston, TX 77550

(c)Citizenship   USA

(d)Title of Class of Securities   Class A Common Stock ($0.01 par value)

(e)CUSIP Number  638517102

Item 3.IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(d)-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)[ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)[ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ]  Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ]  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)[ ]  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)[ ]  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)[ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: The RLM Jr Partnership beneficially owns 289,474 shares of Issuer’s Class A Common Stock, representing 8.42% of such class.

(b)Percent of class:  8.42%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:None

(ii)Shared power to vote or to direct the vote:  RLM Jr Partnership and Moody RLM Jr Management Company LLC have shared power to vote 289,474 shares. Robert L Moody, Jr. has shared power to vote 298,390 shares.

(iii)Sole power to dispose or to direct the disposition of:None

(iv)Shared power to dispose or to direct the disposition of:   RLM Jr Partnership and Moody RLM Jr Management Company, LLC 289,474 and Robert L. Moody, Jr. 298,390 shares.

Item 5.  Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the  following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Item 8.Identification and Classification of Members of the Group

Item 9.  Notice of Dissolution of Group

Item 10.  Certification

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Robert L. Moody, Jr.

Robert L. Moody, Jr.

Dated: January 31, 2023

EXHIBIT A

JOINT FILING AGREEMENT

[TO BE INCLUDED ONLY IF THERE ARE MULTIPLE FILERS]

The undersigned hereby agree that the amended statement on Schedule 13G with respect to the Common Stock of National Western Life Group, Inc. dated as of January 10, 2023 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Robert L. Moody, Jr.

Robert L. Moody, Jr.

Dated: January 31, 2023